Dated: January 1, 2017

FIRST AMENDED SCHEDULE A

OPERATING EXPENSE LIMITS

Fund Name/Class of Shares	Maximum Operating Expense Limit*

Praxis Impact Bond Fund
Class A Shares	0.90%

Praxis Small Cap Index Fund
Class A Shares	1.10%

Praxis Conservative Allocation Fund	0.60%

Praxis Balanced Allocation Fund	0.60%

Praxis Growth Allocation Fund	0.60%

*	Expressed as a percentage of Fund’s average daily net assets.

PRAXIS MUTUAL FUNDS		EVERENCE CAPITAL MANAGEMENT, INC.

By:	/s/ Chad M. Horning	By:	/s/ Marlo J. Kauffman

Name:	Chad M. Horning	Name:	Marlo J. Kauffman

Title:	President	Title:	Assistant Secretary